UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

11 Good Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	26-0299315
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4450 Belden Village Street N.W., Suite 800 Canton, OH	44718
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [_]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [X]

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $.0001 par value

Item 1.          Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with 11 Good Energy, Inc. becoming a full reporting company under Section 12(g) of the Exchange Act of 1934, as amended.

The Company incorporates by reference the description of its capital stock from its Form S-1 Registration Statement, file no. 333-166149, as filed in Amendment No. 4 on September 27, 2010. In this respect, the following summary is a description of our capital stock pursuant to our articles of incorporation, as amended. The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, as amended, and by the provisions of applicable law.

General

At formation of the company in May 2007, the company was authorized to issue:

●           38,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”);

●           11,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

 In March 2010, the Board approved and the stockholders ratified an increase in the number of authorized common shares to 65,000,000. To reflect this change, a certificate of amendment to the company’s certificate of incorporation was filed with the Secretary of state of the state of Delaware on March 22, 2010. The company currently has 19,886,561 shares of company Common Stock issued and outstanding. The Company has designated the rights and preferences of 11,000,000 shares of Preferred Stock as Series A Preferred Stock, all of which are currently issued and outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue 11,000,000 shares of Preferred Stock from time to time in one or more series, in all cases ranking senior to the Common Stock with respect to payment of dividends, and in the event of the liquidation, dissolution or winding-up of the Company. There are currently 11,000,000 shares of Preferred Stock outstanding. The Board has the power, without stockholder approval, to issue shares of one or more series of Preferred Stock, at any time, for such consideration and with such relative rights, privileges, preferences and other terms as the Board may determine (including, but not limited to, terms relating to dividend rates, redemption rates, liquidation preferences and voting, sinking fund and conversion or other rights). The rights and terms relating to any new series of Preferred Stock could adversely affect the voting power or other rights of the holders of the Common Stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Series A Preferred Stock

The Company has designated 11,000,000 shares of Series A Preferred Stock with the following power, preferences and relative rights:

•	Dividend Rights.

The holders of Series A Preferred Stock shall have no dividend rights.

•	Liquidation Rights.

In the event of any liquidations, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock shall be treated the same as Common Stock holders on a pari passu basis.

•	Voting Rights

General Voting Rights. The holder of each share of Series A Preferred Stock shall be entitled to vote, together with the holders of Common Stock and other voting capital stock of the Company, with respect to any question upon which holders of Common Stock have the right to vote, except those matters required by law, to be submitted to a class vote of the holders of Series A Preferred Stock.

•	Conversion Rights

The holders of Series A Preferred Stock shall have no conversion rights into Common Stock.

Warrants

Class A Warrants

The company has outstanding Class A Warrants to purchase 1,988,666 shares as of June 15, 2010. Each Class A Warrant is exercisable in whole or in part at a price of $4.50 per share through June 30, 2012. The Class A Warrants have anti-dilution protection against stock splits, combinations, stock dividends, recapitalizations, mergers, consolidations and the like. The Class A Warrants are not callable and have no cashless exercise provisions.

Unclassified Warrants

The company has outstanding unclassified warrants to purchase 3,228,523 shares of Common Stock through June 30, 2012 exercisable in whole or in part at a price of $2.55 per share. These Unclassified Warrants also have anti-dilution protection against stock splits, combinations, stock dividends, recapitalizations, mergers, consolidations and the like. The unclassified Warrants are not callable and have no cashless exercise provisions.

Agency Warrants

In April 2010, the company issued to the Placement Agent of its equity offering Warrants to purchase 686,239 shares of common stock, exercisable in whole or in part at prices ranging from $2.55 to $4.50 per share. These Warrants have anti-dilution protection the same as our other Warrants. The Agency Warrants are not callable and contain cashless exercise provisions.

INDEMNIFICATION DISCLOSURE FOR SECURITIES ACT LIABILITIES

For a description of indemnification provided by the Company to its officers and directors, we incorporate by reference Item 14 of Part II contained in our Form S-1 Registration Statement, file no. 333-166149 filed with Amendment No. 4 on September 27, 2010.  The following is a summary of these indemnification provisions.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Certificate of Incorporation, as amended, provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s Certificate of Incorporation provides that the Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of an Indemnitee in connection with such action, suit or proceeding and any appeal therefrom.

As a condition precedent to an Indemnitee’s right to be indemnified, the Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee.

In the event that the Corporation does not assume the defense of any action, suit, proceeding or investigation of which the Corporation receives notice under this Article, the Corporation shall pay in advance of the final disposition of such matter any expenses (including attorneys’ fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom; provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article, which undertaking shall be accepted without reference to the financial ability of the Indemnitee to make such repayment; and further provided that no such advancement of expenses shall be made under this Article if it is determined that (i) the Indemnitee did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe his conduct was unlawful.

The Corporation shall not indemnify an Indemnitee pursuant to this Article in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. In addition, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification payments to the Corporation to the extent of such insurance reimbursement.

All determinations hereunder as to the entitlement of an Indemnitee to indemnification or advancement of expenses shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

The rights provided in this Article (i) shall not be deemed exclusive of any other rights to which an Indemnitee may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of the Indemnitees. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

The company’s By-Laws provide for indemnification to the full extent permitted by Delaware law.

The company has purchased certain liability insurance for its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

As far as exculpation or indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors and officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004.

Item 2.          Exhibits.

The following exhibits are incorporated by reference pursuant to Rule 12b-32:

Exhibit
No.              Description

3.1 Certification of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Form S-1 Registration Statement, file no. 333-166149 as filed on April 19, 2010.)

3.2 By-Laws. Incorporation (Incorporated by reference to Exhibit 3.2 to the Company’s Form S-1 Registration Statement, file no. 333-166149 as filed on April 19, 2010.)

3.3           Certificate of Amendment to Certificate of Incorporation. Incorporation. (Incorporated by reference to Exhibit 3.3 to the Company’s Form S-1 Registration Statement, file no. 333-166149 as filed on April 19, 2010.)

3.4 Certificate of Designation. Incorporation (Incorporated by reference to Exhibit 3.4 to the Company’s Form S-1 Registration Statement, file no. 333-166149 as filed on April 19, 2010.)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

11 GOOD ENERGY, INC. (Registrant)

Date: September 27, 2010	By:	/s/ Frederick C. Berndt
Frederick C. Berndt
President and Chief Executive Officer